September 26, 2011

VIA EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and

    Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Navigant Consulting Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010 (“2010 Form 10-K”) Filed February 18, 2011

File No. 001-12173

Dear Mr. Woody:

The following is being furnished on behalf of Navigant Consulting, Inc. (the “Company” or “we”) in response to your letter dated September 15, 2011, setting forth the comments of the Staff of the Division of Corporation Finance to the above-referenced filing. For your convenience, the text of the Staff’s comment has been included followed by our response.

Form 10-K for the year ended December 31, 2010

Financial Statements

4. Segment Information, page F-14

Comment #1: We note your disclosure that you have repositioned certain service offerings between segments beginning in the first quarter 2010. Tell us whether you reallocated goodwill as a result of the change in segments and if so tell us the amount of goodwill allocated to each segment before and after the repositioning. Additionally, tell us how you have complied with the requirement to disclose any changes in the allocation of goodwill between segments. Reference is made to ASC Topic 350-20-50-1.

Response:

During the first quarter of 2010, the Company’s organizational changes resulted in the following changes within our reporting segments:

(1)	A small portion of the Dispute and Investigative Services reporting segment was transferred to the International Consulting reporting segment. As a result, we reallocated $7.2 million of goodwill from the Dispute and Investigative Services reporting segment to the International Consulting reporting segment.

(2)	A small portion of the Business Consulting Services reporting segment was transferred to the Dispute and Investigative Services reporting segment. As a result, we reallocated $14.9 million of goodwill from the Business Consulting Services reporting segment to the Dispute and Investigative Services reporting segment.

As of December 31, 2009 before the changes noted above, reporting segment goodwill was as follows: Business Consulting Services ($172.3 million), Dispute and Investigative Services ($215.2 million), Economic Consulting ($56.0 million) and International Consulting ($41.6 million). As of December 31, 2009 after the changes noted above, reporting segment goodwill was as follows: Business Consulting Services ($157.5 million), Dispute and Investigative Services ($222.9 million), Economic Consulting ($56.0 million) and International Consulting ($48.8 million).

We did not consider the reallocation of goodwill to be significant for specific disclosure given that such amounts represented less than 5% of total goodwill. In addition, consistent with ASC Topic 280-10-50-34, we stated in the first paragraph of Note 4 – Segment Information that “Prior year comparative segment data has been restated to be consistent with the current presentation.” Further, the reader can determine the amounts reallocated by comparing the reporting segment balances as of December 31, 2009, as disclosed in Note 5 – Goodwill and Intangible Assets, Net, in our Form 10-K for the year ended December 31, 2009 to the same balances, as disclosed in our Form 10-K for the year ended December 31, 2010. Accordingly, we believe we have complied with the requirements of ASC Topic 350-20-50-1 in all material respects.

Comment #2: Tell us how you have met all of the disclosure requirements of ASC Topic 350-20-50-1 as it relates to goodwill that has been allocated to each segment.

Response:

We reference the table and paragraph below the table included in Note 5 – Goodwill and Intangible Assets, Net on page F-21 and the acquired goodwill and intangible asset information included in Note 3 – Acquisitions beginning on page F-12. The table on page F-21 provides the requirements of ASC Topic 350-20-50-1 on a consolidated basis. The second paragraph below the table on page F-21 provides detail on amounts by reporting segment as of the beginning and end of the year. Note 3 – Acquisitions provides goodwill acquired by reporting segment. We believe that a reader is able to determine the material changes to the reporting segment’s goodwill using the information in Note 5 – Goodwill and Intangible Assets, Net on page F-21 and the acquired asset information in Note 3 – Acquisitions beginning on page F-12. Accordingly, we believe we have complied with the requirements of ASC Topic 350-20-50-1 in all material respects.

In addition, in future filings, we plan to include a rollforward of goodwill by reportable segment in a form similar to the schedule below:

	Business Consulting Services	Dispute and Investigative Services	Economic Consulting	International Consulting	Total
Goodwill Balances as of December 31, 2009	$172,312	$215,229	$55,952	$41,608	$485,101
Reallocation of goodwill	(14,862)	7,706	—	7,156	—

Reallocated Balances	157,450	222,935	55,952	48,764	485,101
Goodwill acquired during the period	35,605	35,152	5,807	688	77,252
Foreign currency translation	—	27	—	(1,197)	(1,170)
Other	(39)	(142)	—	—	(181)

Goodwill Balances as of December 31, 2010	$193,016	$257,972	$61,759	$48,255	$561,002

5. Goodwill and Intangible Assets, Net, page F-17

Comment #3: We note that you performed your goodwill impairment analysis in the fourth quarter of 2010 using internal projections completed during your annual planning process. Please tell us the approximate date these internal projections were prepared. Tell us how you determined it would appropriate to use these projections given the events that lead you to record a $7.3 million impairment of other intangible assets related to your International Consulting segment. Additionally, given the weaker than expected revenues recognized by your International Consulting segment during 2010, explain to us how you determined it would be appropriate to use a growth rate for your November impairment analysis that was higher than that used in the prior impairment analysis.

Response:

The internal projections used during our annual planning process were prepared in November 2010 and were substantially completed in December 2010. The internal projections included the impact of the events that led us to record the intangible asset impairment in our International Consulting segment. As such, we believe the internal projections used for the fourth quarter goodwill impairment analysis represented management’s best estimate at that time and accordingly, were appropriate for the analysis.

The growth rate used for the fourth quarter 2010 goodwill impairment analysis, even though it was higher than the growth used in the prior impairment analysis, was considered appropriate given recent strategic senior practitioner additions and a highly probable market share gain from a competitor. Additionally, the lower segment revenues in 2010 were due to specific negative events in certain markets as disclosed in Note 5 – Goodwill and Intangible Assets, Net, including the negative impact on public spending as a result of a change in government in the United Kingdom and the aggressive recruiting of our financial services consultants from larger competitors. These events were not expected to be recurring. Further, the lower revenues in 2010 represented a smaller base year from which the segment was expected to recover and grow in future periods.

Item 15.Exhibit and Financial Statement Schedules, page 45

Comment #4: We note that the amended and restated credit agreement filed as exhibit 10.21 omits schedules to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all materials contracts in their entirety. Please file the complete agreement with your next periodic report or tell us why you believe this information is no longer material to investors.

Response:

The fourth amended and restated credit agreement was terminated on May 27, 2011, as reported in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2011. Accordingly, the information contained in the schedules omitted in exhibit 10.21, an amendment to the fourth amended and restated credit agreement, is no longer material to investors.

In addition, we will re-file the Credit Agreement, dated May 27, 2011 (originally filed as exhibit 10.1 to the Form 8-K), in its entirety, including all exhibits and schedules, in our Form 10-Q for the third quarter ending September 30, 2011.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas A. Nardi

Thomas A. Nardi

Executive Vice President and

Chief Financial Officer

(312) 573-5612

cc:	Robert Telewicz

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Erin Martin

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Sonia Barros

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission